Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2009	2008

Earnings:
Income (loss) from continuing operations	$1,147	$40,846	$(30,689)	$(14,506)	$17,334
Continuing operations:
Equity in (earnings) losses of unconsolidated joint ventures	—	(21)	(555)	27,801	1,445
Distributions from unconsolidated joint ventures	—	—	900	500	5,675
Interest expense and amortization of deferred financing fees	76,821	74,195	58,931	62,137	69,203
Interest portion of rental expense	6,602	6,125	3,218	3,226	3,235
Discontinued operations:
Interest expense and amortization of deferred financing fees	6,490	9,337	29,071	37,100	32,591
Interest portion of rental expense	—	—	133	163	165
Total earnings	$91,060	$130,482	$61,009	$116,421	$129,648

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$76,821	$74,195	$58,931	$62,137	$69,203
Interest portion of rental expense	6,602	6,125	3,218	3,226	3,235
Preferred dividends	29,748	27,321	20,652	20,749	20,884
Discontinued operations:
Interest expense and amortization of deferred financing fees	6,490	9,337	29,071	37,100	32,591
Interest portion of rental expense	—	—	133	163	165
Total combined fixed charges and preferred stock dividends	$119,661	$116,978	$112,005	$123,375	$126,078

Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.12	—	—	1.03

Deficiency of earnings to combined fixed charges and preferred stock dividends	$(28,601)	$—	$(50,996)	$(6,954)	$—